Press Release

GreenPower Reports Revenue of $39.3 Million for Fiscal 2024

Conference Call Scheduled for July 1, 2024 at 9:30 a.m. EDT/6:30 a.m. PDT

Vancouver, Canada, June 28, 2024 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower" and the "Company"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today reported its results for the year ended March 31, 2024.

"Despite significant headwinds in the EV sector, GreenPower has made substantial strides with its plan to transition to a production plan driven by customer orders," said Fraser Atkinson, GreenPower Chairman and CEO. "This transition has required expanding our manufacturing capabilities both in California and West Virginia, as well as investments in GP Truck Body, and obtaining sources of production funding."

During the year, the Company completed the build-out of the West Virginia manufacturing facility and delivered the first all-electric school buses produced at the facility with the first deliveries of four Nano BEAST and Nano BEAST Access school buses in December 2023. "The Company enjoyed a four-fold increase in the number of GreenPower school buses sold in the year and is currently manufacturing Type D BEAST and Type A Nano BEAST school buses at the West Virginia facility pursuant to customer orders and anticipates that school bus deliveries will continue to grow in the current fiscal year based on existing backlog, demand and manufacturing activity," said Brendan Riley, GreenPower President.

GreenPower made significant investment with its in-house truck body division, GP Truck Body. The focus has been to improve the delivery time of upfitting EV Star Cab & Chassis with truck bodies for customers, providing a seamless one-stop-shop opportunity. Through GP Truck Body, GreenPower has continued to develop new truck body designs, including the EV Star Utility Truck and EV Star REEFERX. "These new designs open up exciting new markets for GreenPower and demonstrate the flexibility of the EV Star platform," said Riley.

Fiscal Year 2024 Highlights:

  Generated revenues of $39.3 million in the 2024 fiscal year compared to $39.7 million in the prior year.  Cost of sales of $33,914,237 yielding a gross profit of $5,357,602.
  Delivered 222 GreenPower all-electric, purpose-built, zero-emission vehicles consisting of 122 EV Star Cab & Chassis, 18 EV Star Cargo, 6 EV Star Cargo Plus, 32 EV Star Passenger Vans, 31 Type D BEAST school buses, 10 Type A Nano BEAST school buses and 2 EV250s.
  Manufactured and delivered the first four Type A Nano BEAST and Nano BEAST Access school buses manufactured in West Virginia and commenced production of the first Type D BEAST school buses in the facility in South Charleston.
  Expanded its dealer network during the year and through the dealer channel was able to generate its first sales in new markets, including Arizona, Colorado, North Carolina and Oregon.

  Entered into a revolving $5 million term loan facility with EDC to finance the production of GreenPower all-electric vehicles pursuant to existing customer orders.  EDC is also providing a guarantee on Letters of Credit for up to $5 million.
  Completed a nine-month school bus pilot program with the state of West Virginia covering 18 counties, representing more than one-third of the school districts in the state with more than 100 professional drivers.
  Won the "2023 Green Car Product of Excellence" for the EV Star Cab & Chassis. Green Car Journal said the award honors commercial vehicles that feature greater environmental performance through higher efficiency, the integration of advanced technology and electronics and innovative powertrains that achieve decarbonization goals with low or no carbon emissions.

During the fiscal year GreenPower commenced monthly lease payments on a lease/purchase agreement with the state of West Virginia for a production facility located in South Charleston, West Virginia with more than six acres and an 80,000 square foot building. Lease payments totalled $600,000 for the year and will be applied in full to the purchase of the property. The state will also provide up to $3.5 million in employment incentive payments to GreenPower for jobs created in the state as production increases over time. Title to the property will be transferred to GreenPower once total lease and incentive payments reach $6.7 million.

For additional information on the results of operations for the year ended March 31, 2024 review the audited financial statements and related reports posted on GreenPower's website as well as on www.sedar.com or filed on EDGAR.

Conference Call Information

Date: Monday July 1, 2024
Time: 6:30 a.m. PDT / 9:30 a.m. EDT

Participant dial-in: (US) 1-844-739-3982 (Canada); 1-866-605-3852; (International) 1-412-317-5718. Ask to be joined into the GreenPower Motor Company Inc. conference call.

Webcast Link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=QRlnUqlT

Replay: (US) 1-877-344-7529; (Canada) 1-855-669-9658; (International) 1-412-317-0088

Replay access code: 3507472

For further information contact

Fraser Atkinson, CEO

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO
(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2024 GreenPower Motor Company Inc. All rights reserved.